Exhibit to Question 77I on Form N-SAR


On September 17, 2010, Class R shares of the RBC SMID Cap Growth Fund, RBC Enterprise Fund, RBC Small Cap Core Fund and the RBC Microcap Value Fund (the "Funds") were converted to Class A shares. Shareholders of these Funds were provided with an option to redeem their shares prior to the conversation date. No redemption fees or sales charges were applied in connection with the conversion and all sales charges for future purchases of Class A shares by former Class R shareholders will be waived. RBC Funds Trust no longer offers Class R shares.